UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-40010

Pharvaris N.V.

(Translation of registrant’s name into English)

Emmy Noetherweg 2

2333 BK Leiden

The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

PHARVARIS N.V.

Results of Annual General Meeting of Shareholders

On June 26, 2026, Pharvaris N.V. (the “Company”) held its Annual General Meeting of Shareholders (the “Annual General Meeting”). The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 3

Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2025. The Company’s shareholders adopted the Dutch statutory annual accounts for the fiscal year ended December 31, 2025.

Agenda Item 4

Appointment of PricewaterhouseCoopers Accountants N.V. as the Company’s external independent auditor for the fiscal year ending December 31, 2026. The Company’s shareholders appointed PricewaterhouseCoopers Accountants N.V. as the Company’s external independent auditor for the fiscal year ending December 31, 2026.

Agenda Item 5

Discharge from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2025. The Company’s shareholders discharged the Company’s directors from liability with respect to the performance of their duties during the fiscal year ended December 31, 2025.

Agenda Item 7

Extension of authorization for the Company's board of directors to acquire shares and depository receipts for shares in the Company's capital. The Company’s shareholders extended the authorization to the Board to acquire shares and depository receipts for shares in the Company's capital.

Agenda Item 8

Re-appointment of Dr. Margareta Elisabeth Björk as non-executive director of the Company. The Company’s shareholders re-appointed Dr. Margareta Elisabeth Björk as non-executive director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARVARIS N.V.

Date: June 26, 2026	By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Executive Officer